Exhibit 99.1

Allot Communications Reports Fourth Quarter and full Year Financial Results

Non-GAAP Quarterly Revenues Increases 12% year over year reaching $30.6 million bringing non-GAAP Yearly Revenues to $117.2 million.

Hod Hasharon, Israel - February 10, 2015 - Allot Communications Ltd. (NASDAQ: ALLT), a leading supplier of service optimization and revenue generation solutions for fixed and mobile broadband operators and cloud providers worldwide, today announced its fourth quarter and year end 2014 results.

Q4 2014 – Financial Highlights:

•	Non-GAAP Revenues were $30.6 million, up 12% year over year and 2% sequentially

•	Non-GAAP Gross Margin reached 77%

•	Non-GAAP Operating Margin was 10%

•	Book-to-bill slightly above one

•	The Company generated $8.1 million of Operating Cash Flow

•	Net Cash as of December 31, 2014 totaled $132.5 million

2014 – Financial Highlights:

•	Non-GAAP Revenues were $117.2 million, up 21% year over year

•	Non-GAAP Gross Margin reached 75%

•	Non-GAAP Operating Margin was 8%

•	Book-to-bill above one

•	The Company generated $15.8 million of Operating Cash Flow

Q4 Financial results:

On a GAAP basis, total revenues for the fourth quarter of 2014 were $30.6 million compared to $30.1 million of revenue reported for the third quarter of 2014 and $27.3 million of revenue reported for the fourth quarter of 2013.  Net loss for the fourth quarter of 2014 was $2.3 million, or $0.07 per basic and diluted share. This compares with net income of $0.8 million, or $0.02 per basic and diluted share, in the third quarter of 2014 and net income of $1.2 million, or $0.04 per basic and diluted share, in the fourth quarter of 2013. During the fourth quarter, the Company recorded an inventory write-off of $2.9 million in connection with product cycle refresh and mostly due to the introduction of the Tera product line.

On a non-GAAP basis, total revenues for the fourth quarter of 2014 reached $30.6 million, compared with $30.1 million of revenue reported for the third quarter of 2014 and $27.3 million of revenue reported for the fourth quarter of 2013.  On a non-GAAP basis, net income for the fourth quarter of 2014 was $3.4 million, or $0.10 per basic share and $0.10 per diluted share. This compares with non-GAAP net income of $3.1 million, or $0.09 per basic and diluted share, in the third quarter of 2014 and a non-GAAP net income of $3.2 million, or $0.10 per basic and $0.09 per diluted share, in the fourth quarter of 2013.

Q4 2014 - Key Achievements:

•	During Q4 2014, 26 large orders were received, 11 of which were from new customers

•	6 of the large orders came from mobile-service providers and 17 were from fixed-line service providers

•	In addition, 3 large orders were received for private and public cloud deployments

•	Allot ServiceProtector Selected by Five Tier-1 Operators to Secure High Capacity Networks from Evolving Cyber Security Threats

•	Received 2 orders for its 100GE service gateway Tera and VAS totaling $5 million

•	Secured video optimization orders from three new major mobile operators

2014 financial results

On a GAAP basis total revenues for the full year 2014 reached $117.2 million, compared to $96.6 million in 2013. Net loss for the year 2014 was $2.5 million, or $0.08 per basic and diluted share, as compared with net loss of $6.5 million, or $0.20 per basic and diluted share, in 2013.

On a non-GAAP basis total revenues for the full year 2014 reached $117.2 million, compared with $97.1 million of revenue reported for the full year 2013. Net income for the full year 2014 reached $10.5 million, or $0.31 per basic share and $0.32 per diluted share. This compares with non-GAAP net income of $4.0 million, or $0.12 per basic share and $0.12 per diluted share, reported for the full year 2013.

"During 2014 we continued to grow our VAS business segment mainly in the monetization and security categories. We are highly encouraged by the growth in demand we are experiencing for our security business from leading Tier-1 service providers, globally. VAS accounted for 37% of the fourth quarter booking and we expect this trend to continue going into 2015. One of the major achievements of the fourth quarter is the breadth of large deals, 26 in total, of which 11 large deals are from new customers, "said Andrei Elefant, President & CEO of Allot Communications. "While book to bill was slightly above one, we demonstrated additional improvement in our gross margin and generated more than $8 million of operating cash flow. During 2015, we expect the current trends of monetization and intensifying demand for security services to continue to serve as a key catalyst for our growth."

# # #

Conference Call & Webcast:

The Allot management team will host a conference call to discuss fourth quarter and year end 2014 earnings results today at 8:30 AM ET, 3:30 p.m. Israel time. To access the conference call, please dial one of the following numbers: US: +12124440896, UK: +44(0)2034271908, Israel: +97237630145, participant code 5290975.

A replay of the conference call will be available from 12:00 AM ET on February 11 2014 for 30 days. To access the replay, please dial: US: +1 347 366 9565; UK: +44(0)2034270598, access code: 5290975. A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast also will be archived on the website following the conference call.

About Allot Communications

Allot Communications Ltd. (NASDAQ, TASE: ALLT) empowers service providers to monetize and optimize their networks, enterprises to enhance productivity and consumers to enjoy an always-on digital lifestyle. Allot’s advanced DPI-based broadband solutions identify and leverage network intelligence to analyze, protect, improve and enrich mobile, fixed and cloud service delivery and user experience. Allot’s unique blend of innovative technology, proven know-how and collaborative approach to industry standards and partnerships enables network operators worldwide to elevate their role in the digital lifestyle ecosystem and to open the door to a wealth of new business opportunities. For more information, please visit www.allot.com.

GAAP to Non-GAAP Reconciliation:

The difference between GAAP and non-GAAP revenues is related to the acquisitions made by the Company and represents revenues adjusted for the impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Non-GAAP net income is defined as GAAP net income after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, inventory write-off expenses, regulatory matter expenses, acquisition-related expenses and compensation expenses related to the acquisitions.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results are provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release may contain forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:

Rami Rozen
AVP Corporate Development
International access code +972-52-569-4441
rrozen@allot.com

Public Relations Contact:

Maya Lustig
Director Corporate Communications
International access code +972-54-677-8100
mlustig@allot.com

TABLE - 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	$30,635	$27,271	$117,186	$96,545
Cost of revenues	10,428	7,757	34,739	26,818

Gross profit	20,207	19,514	82,447	69,727

Operating expenses:
Research and development costs, net	7,365	6,623	29,014	27,022
Sales and marketing	12,055	10,113	44,599	39,817
General and administrative	3,325	1,707	11,941	9,952
Total operating expenses	22,745	18,443	85,554	76,791
Operating profit (loss)	(2,538)	1,071	(3,107)	(7,064)
Financial and other income, net	200	144	660	727
Profit (loss) before income tax benefit	(2,338)	1,215	(2,447)	(6,337)

Tax expenses (benefit)	(84)	30	50	120
Net profit (loss)	(2,254)	1,185	(2,497)	(6,457)

Basic net profit (loss) per share	$(0.07)	$0.04	$(0.08)	$(0.20)

Diluted net profit (loss) per share	$(0.07)	$0.04	$(0.08)	$(0.20)

Weighted average number of shares
used in computing basic net
earnings per share	33,282,942	32,816,792	33,143,168	32,680,766

Weighted average number of shares
used in computing diluted net
earnings per share	33,282,942	33,418,398	33,143,168	32,680,766

TABLE - 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Three Months Ended
	December 31, 2014		December 31, 2013
	(Unaudited)		(Unaudited)
	$	% of Revenues	$	% of Revenues

GAAP Operating income (loss)	$(2,538)	(8)%	$1,071	4%
Share-based compensation (1)	2,223		1,835
Amortization of intangible assets (2)	471		1,148
Expenses related to M&A activities	65		(1,085)
Fair value adjustment for acquired deferred revenues write down	11		70
Inventory write off - cost of revenues	2,868		-
Non-GAAP Operating income	$3,100	10%	$3,039	11%

GAAP Net income (loss)	$(2,254)	(7)%	$1,185	4%
Share-based compensation (1)	2,223		1,835
Amortization of intangible assets (2)	471		1,148
Expenses related to M&A activities	65		(1,085)
Fair value adjustment for acquired deferred revenues write down	11		70
Inventory write off - cost of revenues	2,868		-
Non-GAAP Net income	$3,384	11%	$3,153	12%

GAAP income (loss) per share (diluted)	$(0.07)		$0.04
Share-based compensation	0.07		0.05
Amortization of intangible assets	0.01		0.03
Expenses related to M&A activities	0.00		-0.03
Fair value adjustment for acquired deferred revenues write down	0.00		0.00
Inventory write off - cost of revenues	0.08		-
Non-GAAP Net income per share (diluted)	$0.10		$0.09

(1) Share-based compensation:
Cost of revenues	$85		$79
Research and development costs, net	487		414
Sales and marketing	860		691
General and administrative	791		651
	$2,223		$1,835

(2) Amortization of intangible assets
Cost of revenues	$397		$1,090
Sales and marketing	74		58
	$471		$1,148

TABLE - 2 cont.
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Year Ended		Year Ended
	December 31, 2014		December 31, 2013
	(Unaudited)		(Audited)
	$	% of Revenues	$	% of Revenues

GAAP Operating loss	$(3,107)	(3)%	$(7,064)	(7)%
Share-based compensation (1)	8,094		7,731
Amortization of intangible assets (2)	1,859		2,914
Expenses related to M&A activities (3)	98		(1,009)
Fair value adjustment for acquired deferred revenues write down	45		530
Inventory write off - cost of revenues	2,868		-
Expense related to settlement of OCS grants (Cost of revenues)	-		250
Non-GAAP Operating income	$9,857	8%	$3,352	3%

GAAP Net income (loss)	$(2,497)	(2)%	$(6,457)	(7)%
Share-based compensation (1)	8,094		7,731
Amortization of intangible assets (2)	1,859		2,914
Expenses related to M&A activities (3)	98		(1,009)
Fair value adjustment for acquired deferred revenues write down	45		530
Inventory write off - cost of revenues	2,868		-
Expense related to settlement of OCS grants (Cost of revenues)	-		250
Non-GAAP Net income	$10,467	9%	$3,959	4%

GAAP loss per share (diluted)	$(0.08)		$(0.20)
Share-based compensation	0.24		0.23
Amortization of intangible assets	0.05		0.09
Expenses related to M&A activities	0.01		-0.03
Fair value adjustment for acquired deferred revenues write down	0.01		0.02
Inventory write off - cost of revenues	0.08		-
Expense related to settlement of OCS grants (Cost of revenues)	-		0.01
Non-GAAP Net income per share (diluted)	$0.31		$0.12

(1) Share-based compensation:
Cost of revenues	$353		$368
Research and development costs, net	1,919		1,666
Sales and marketing	3,321		3,106
General and administrative	2,501		2,591
	$8,094		$7,731

(2) Amortization of intangible assets
Cost of revenues	$1,596		$2,683
Sales and marketing	263		231
	$1,859		$2,914

(3) Expenses related to M&A activities
Research and development costs, net	-		28
Sales and marketing	-		12
General and administrative	98		(1,049)
	$98		$(1,009)

TABLE - 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED REVENUES
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

GAAP Revenues	$30,635	$27,271	$117,186	$96,545

Fair value adjustment for acquired deferred revenues write down	11	70	$45	$530

Non-GAAP Revenues	$30,646	$27,341	$117,231	$97,075

TABLE - 4
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31,	December 31,
	2014	2013
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$19,180	$42,813
Short term deposits	59,000	38,000
Marketable securities and restricted cash	54,271	40,798
Trade receivables, net	23,759	16,908
Other receivables and prepaid expenses	5,383	8,218
Inventories	10,109	13,798
Total current assets	171,702	160,535

LONG-TERM ASSETS:
Severance pay fund	262	254
Deferred taxes	1,716	1,602
Other assets	4,948	771
Total long-term assets	6,926	2,627

PROPERTY AND EQUIPMENT, NET	5,957	5,874
GOODWILL AND INTANGIBLE ASSETS, NET	28,363	30,221

Total assets	$212,948	$199,257

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$6,300	$3,191
Deferred revenues	12,704	12,504
Other payables and accrued expenses	14,524	10,906
Total current liabilities	33,528	26,601

LONG-TERM LIABILITIES:
Deferred revenues	4,158	2,447
Accrued severance pay	282	282
Total long-term liabilities	4,440	2,729

SHAREHOLDERS' EQUITY	174,980	169,927

Total liabilities and shareholders' equity	$212,948	$199,257

TABLE - 5
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cash flows from operating activities:

Net income (Loss)	$(2,254)	$1,185	$(2,497)	$(6,457)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	982	839	3,308	3,423
Stock-based compensation related to options granted to employees	2,222	1,835	8,095	7,731
Amortization of intangible assets	471	1,148	1,858	2,915
Capital loss	-	-	-	18
Increase in accrued severance pay, net	(1)	(9)	(8)	(13)
Decrease (Increase) in other assets	40	1	100	(532)
Decease in accrued interest and amortization of premium on marketable securities	273	158	793	366
Decrease (Increase) in trade receivables	1,566	6,091	(6,851)	3,328
Decrease (Increase) in other receivables and prepaid expenses	(52)	(413)	(1,321)	(2,749)
Decrease (Increase) in inventories	2,933	(1,729)	3,689	(3,835)
Decrease (Increase) in long-term deferred taxes, net	(280)	162	(224)	(77)
Increase (Decrease) in trade payables	928	(1,326)	3,109	(1,618)
Increase (Decrease) in employees and payroll accruals	665	(649)	1,073	(2,053)
Increase (Decrease) in deferred revenues	234	1,825	1,911	(2,823)
Increase (Decrease) in other payables and accrued expenses	342	(2,102)	2,800	(988)
Increase in Liability related to settlement of OCS grants	-	-	-	(15,886)

Net cash provided by (used in) operating activities	8,069	7,016	15,835	(19,250)

Cash flows from investing activities:

Increase in restricted deposit	-	-	-	146
Redemption of short-term deposits	-	-	29,500	40,042
Investment in short-term deposit	(20,500)	(14,400)	(50,500)	-
Purchase of property and equipment	(878)	(726)	(3,391)	(2,706)
Investment in marketable securities	(2,870)	(2,914)	(22,736)	(32,805)
Proceeds from redemption or sale of marketable securities	3,502	1,650	8,266	6,461
Loan provided to third party, net	152	-	(2,083)	-

Net cash provided by (used in) investing activities	(20,594)	(16,390)	(40,944)	11,138

Cash flows from financing activities:

Exercise of employee stock options	74	326	1,476	899

Net cash provided by financing activities	74	326	1,476	899

Increase in cash and cash equivalents	(12,451)	(9,048)	(23,633)	(7,213)
Cash and cash equivalents at the beginning of the period	31,631	51,861	42,813	50,026

Cash and cash equivalents at the end of the period	$19,180	$42,813	$19,180	$42,813